FORM 6-K

	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549

	Report of Foreign Private Issuer


	Pursuant to Rule 13a-16 or 15d-16 of
	the Securities Exchange Act of 1934


	For the month of April 2004 (April 19, 2004)

	THE NEWS CORPORATION LIMITED
	(Name of Registrant)



2 Holt Street, Sydney, New South Wales, 2010, Australia
           (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F   X    		Form 40-F

Indicate by check mark if the registrant is submitting the Form
6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes        			No   X

Indicate by check mark if the registrant is submitting the Form
6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes        			No   X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes        			No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



Annexed hereto as Exhibit A is an announcement by The News
Corporation Limited released to the Australian Stock Exchange
("ASX") on April 19, 2004.












































				SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


THE NEWS CORPORATION LIMITED



Date:	April 19, 2004				By:	/s/ Arthur M. Siskind
							Arthur M. Siskind
							Director





				EXHIBIT INDEX



Exhibit								Page No. in Sequential
								Numbering System


A.	Announcement by The News Corporation
	Limited released to ASX on April 19, 2004.			6


































EXHIBIT A




News Corporation

N E W S  R E L E A S E
For Immediate Release 		Contact: Andrew Butcher 212-852-7070


News Corporation Elects Two New Directors

Resignation Of Graham Kraehe Becomes Effective
__________________

NEW YORK, NY, April 16, 2004: News Corporation today announced that Peter Barnes, the former president of Philip Morris Asia, Inc., and Viet Dinh, professor of law at Georgetown University, have been elected to the company's Board of Directors. The appointments are effective immediately. The elections of Mr. Barnes and Professor Dinh, and the resignation of Mr. Kraehe, increase the number of News Corporation's directors to 14.

News Corp. also announced that the resignation from the board of Graham Kraehe became effective today. Mr. Kraehe foreshadowed his resignation after his recent appointment as chairman of the National Australia Bank.

News Corp. chairman and chief executive Rupert Murdoch praised Mr. Kraehe, who joined the board in January 2001 and was chairman of the Company's audit committee.

Mr. Murdoch said: "We will miss Graham's extremely valuable contribution to the board and his tireless efforts as chairman of the Audit Committee. Graham has been an outstanding independent director who has earned the highest respect of all our directors and senior executives. We wish him every success at his new endeavors."

In a statement today, Mr. Kraehe said: "I have enjoyed my time on the News Corporation board and believe that the business is poised for an exciting period of continued strong growth."

Mr. Kraehe added: "I fully support the proposed restructuring of News Corporation and the dual listing in North America, which I think will be to the benefit of all shareholders.

Announcing the elections of Mr. Barnes and Professor Dinh, Mr. Murdoch said: "Peter Barnes and Viet Dinh share an extraordinary breadth of experience that will complement the world-class slate of outside directors already on the News Corp. board.

"Peter has had a long and distinguished career in consumer marketing at the very highest levels around the world. At the Philip Morris Group, Peter was a senior executive in virtually all of the key markets in which News Corp. operates.

"Viet Dinh has had a remarkable career that has earned him the respect and admiration of legal scholars, politicians and business leaders. Having arrived in America as a Vietnamese refugee at age 10, Viet's academic brilliance and sheer hard work have propelled him to the very top of his field. His work as a key advisor to the Bush Administration in the war on terror has been invaluable to the security of the American people."

Mr. Barnes, who lives in Sydney, Australia, said: "I look forward to joining the distinguished members of the News Corp. board at an exciting time in the Company's history."

Mr. Dinh said: "I am honored to join the company of this distinguished board and am excited at the prospects of the News Corporation."

Peter Barnes, 61, had a long career with the Philip Morris Group (now
Altria Group), one of the world's leading consumer marketing organizations. His experience with Philip Morris was gained across a number of its wine and tobacco businesses in the USA, the UK and Asia. Prior to his retirement from Philip Morris, Mr. Barnes was president of Philip Morris Asia. He is a director of Ansell Limited, Metcash Trading Limited and chairman of Samuel Smith & Son Pty Ltd. Mr. Barnes is also chairman of Intermilling Limited (Malaysia). Mr. Barnes is president of the Winemakers' Federation of Australia, the peak industry body representing Australian wineries

Viet Dinh, 36, is professor of law and director of the Asian Law and Policy Studies Program at Georgetown University in Washington, D.C. After law school, where he was a class marshal and an Olin research fellow in law and economics, Professor Dinh served as a law clerk to Judge Laurence H. Silberman of the U.S. Court of Appeals for the D.C. Circuit and to U.S. Supreme Court Justice Sandra Day O'Connor. He also served as counsel to the Special Master mediating a number of lawsuits by Holocaust victims against German and Austrian financial institutions. Most recently, Professor Dinh served as Assistant Attorney General for Legal Policy in the U.S. Department of Justice.

The News Corporation Limited (NYSE: NWS, NWS.A; ASX: NCP, NCPDP) had total assets as of December 31, 2003 of approximately US$52 billion and total annual revenues of approximately US$19 billion. News Corporation is a diversified international media and entertainment company with operations in eight industry segments: filmed entertainment; television; cable network programming; direct broadcast satellite television; magazines and inserts; newspapers; book publishing; and other. The activities of News Corporation are conducted principally in the United States, Continental Europe, the United Kingdom, Australia, Asia and the Pacific Basin.

For more information about News Corporation, please visit www.newscorp.com.